Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES STRONG RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Toronto, Ontario – July 26, 2011 – Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.) (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and six months ended June 30, 2011.
(All amounts are in thousands of United States (“U.S.”) dollars, unless otherwise stated)

Management Commentary
Reported revenues increased $169.9 million or 56.7% from $299.6 million in the second quarter of 2010 to $469.5 million in the second quarter of 2011.  Organic gross revenue, which includes intercompany revenues, grew 3.4% on a consolidated basis and is comprised of total price and volume growth of 3.1% and 0.3%, respectively.  Total price and volume improvements in Canada were 3.5% and 1.4%, respectively.  Price improved 2.8% in the U.S. while U.S. volumes declined 0.6%.

Revenue growth translated into adjusted EBITDA(A) and operating income growth.  Adjusted EBITDA(A) was $136.3 million, or 47.7% higher, in the second quarter of 2011 versus $88.6 million in the same quarter a year ago.  Our second quarter adjusted EBITDA(A) margin was 29.0% compared to 29.6% in the second quarter of 2010.  Excluding the incremental increase in fuel surcharges from 2011 reportable revenues, our second quarter adjusted EBITDA(A) margin would have been 29.4% for 2011.  Adjusted operating income(A) was $70.2 million, or 52.9% higher, in the quarter compared to $45.9 million in the same period last year.

We also generated higher adjusted net income(A) quarter over quarter.  Adjusted net income(A) for the second quarter of 2011 was $33.5 million, or $0.28 per weighted average diluted share (“diluted share”), compared to $23.4 million, or $0.25 per diluted share in the comparative period.

Free cash flow(B) for the quarter totalled $64.8 million and was 46.7% higher than the $44.2 million achieved in the comparative period last year.  Our free cash flow(B) margin was 13.8% in the quarter compared to 14.7% in the second quarter of 2010, due primarily to higher proportionate interest expense.

"We had a solid performance in the second quarter, with strong organic growth rates for our base business helping us achieve revenues in line with our expectations, despite the headwinds of weather in our Canadian segment and a delay in realizing some efficiencies related to the consolidation of certain Waste Services, Inc. (“WSI”) operations with our existing locations in Canada,” said Keith Carrigan, Vice Chairman and Chief Executive Officer of Progressive Waste Solutions Ltd.  “Acquisitions contributed significantly to our total performance, which included contributions from our acquisition of WSI and the 13 “tuck-in” acquisitions we completed in 2010.  We also added six more acquisitions to our portfolio in the second quarter, bringing the year-to-date total to seven, which will contribute to our performance through the balance of 2011.”

For the six months ended June 30, 2011, revenue was $892.4 million, compared to revenues of $563.6 million in the year ago period.  Adjusted operating income was $131.9 million compared with $82.4 million in the same period in 2010.  Adjusted EBITDA(A) for the year-to-date period was $259.4 million compared to $164.5 million in 2010.  Our year-to-date adjusted EBITDA(A) margin was 29.1% for 2011 compared to 29.2%, in the same period last year.  Excluding the incremental increase in fuel surcharges from 2011 reportable revenues, our year-to-date adjusted EBITDA(A) margin would have been 29.4% for 2011.

For the six months ended June 30, 2011, adjusted net income was $61.6 million, or $0.51 per weighted average diluted share, compared with $42.0 million or $0.45 per share last year.

Progressive Waste Solutions Ltd. - June 30, 2011

Financial and Other Highlights

For the Three Months Ended June 30, 2011
•	Revenues increased $169.9 million or 56.7% ($158.5 million or 52.9%, excluding foreign currency exchange (“FX”))
•	Adjusted EBITDA(A) increased $47.7 million or 53.8% ($43.9 million or 49.5%, excluding FX)
•	Adjusted EBITDA(A) margin, on a reported basis, was 29.0% or 29.4% excluding the incremental increase in fuel surcharges
•	Free cash flow(B) increased $20.6 million or 46.7% ($18.7 million or 42.3%, excluding FX)
•	Free cash flow(B) margin of 13.8%
•	Adjusted net income(A) per diluted share, $0.28
•	Consolidated total price increased 3.1%, on a comparable basis, as defined on page 9
•	Consolidated volumes increased 0.3%, on a comparable basis

For the Six Months Ended June 30, 2011
•	Revenues increased $328.7 million or 58.3% ($308.3 million or 54.7%, excluding FX)
•	Adjusted EBITDA(A) increased $94.8 million or 57.6% ($88.0 million or 53.5%, excluding FX)
•	Adjusted EBITDA(A) margin, on a reported basis, was 29.1% or 29.4% excluding the incremental increase in fuel surcharges
•	Free cash flow(B) increased $49.3 million or 57.3% ($45.9 million or 53.4%, excluding FX)
•	Free cash flow(B) margin of 15.2%
•	Adjusted net income(A) per diluted share, $0.51
•	Consolidated total price increased 3.2%, on a comparable basis
•	Consolidated volumes increased 0.4%, on a comparable basis

Other Highlights for the Three and Six Months Ended June 30, 2011
•	Successful secondary offering of approximately 10.9 million common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C.
•	Repurchase of one million common shares from the underwriters in the secondary offering, at the public offering price of $23.50 per share.

Acquisition of WSI
On July 2, 2010, we completed our acquisition of WSI.  WSI’s Canadian operations are included in our Canadian segment, while their Florida operations are included in our U.S. south segment.  WSI’s operating results have been included with our own since the date of acquisition.  In addition, we have elected to exclude corporate allocated costs from the operating results of our reportable segments.  Accordingly, expenses specific to corporate activities have been presented separately from those presented for our reporting segments, for each current and comparative period presented.

Quarterly Dividend Declared
The Company’s Board of Directors declared a quarterly dividend of $0.125 Canadian per share to shareholders of record on September 30, 2011.  The dividend will be paid on October 14, 2011.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Progressive Waste Solutions Ltd. - June 30, 2011

Financial Highlights
(in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating results
Revenues	$469,512	$299,582	$892,362	$563,624
Operating expenses	279,504	174,568	526,309	325,637
Selling, general and administration ("SG&A")	50,378	41,187	108,985	80,978
Restructuring expenses	278	-	1,125	-
Amortization	66,467	43,096	129,286	82,613
Net gain on sale of capital assets	(356)	(369)	(1,779)	(431)
Operating income	73,241	41,100	128,436	74,827
Interest on long-term debt	16,542	8,244	33,060	16,181
Net foreign exchange (gain) loss	(29)	24	(32)	54
Net gain on financial instruments	(429)	(1,208)	(2,355)	(1,750)
Other expenses	609	34	795	58
Income before net income tax expense and net loss from equity
accounted investee	56,548	34,006	96,968	60,284
Net income tax expense	19,919	14,150	37,237	23,693
Net loss from equity accounted investee	22	21	26	46
Net income	$36,607	$19,835	$59,705	$36,545

Net income per weighted average share, basic	$0.30	$0.21	$0.49	$0.39
Net income per weighted average share, diluted	$0.30	$0.21	$0.49	$0.39
Weighted average number of shares outstanding (thousands),
basic	120,748	82,383	121,220	82,363
Weighted average number of shares outstanding (thousands),
diluted	120,748	93,431	121,220	93,431

Adjusted EBITDA(A)	$136,264	$88,598	$259,361	$164,539
Adjusted operating income(A)	$70,153	$45,871	$131,854	$82,357
Adjusted net income(A)(1)	$33,540	$23,364	$61,639	$42,048
Adjusted net income(A) per weighted average share,
basic	$0.28	$0.25	$0.51	$0.45
Adjusted net income(A) per weighted average share,
diluted	$0.28	$0.25	$0.51	$0.45

Replacement and growth expenditures (see page 14)
Replacement expenditures	$33,019	$19,943	$51,061	$31,842
Growth expenditures	11,388	8,578	18,755	16,762
Total replacement and growth expenditures	$44,407	$28,521	$69,816	$48,604

Free cash flow(B)
Cash generated from operating activities
(condensed consolidated statement of cash flows)	$92,632	$81,196	$147,286	$125,236
Free cash flow(B)	$64,776	$44,166	$135,343	$86,026
Free cash flow(B) per weighted average share, diluted	$0.54	$0.47	$1.12	$0.92

Dividends
Dividends declared (common shares)	$15,605	$10,014	$30,910	$19,907
Dividends declared (participating preferred shares ("PPSs"))	-	1,350	-	2,677
Total dividends declared	$15,605	$11,364	$30,910	$22,584

Note:
(1)          Prior period amounts have been adjusted to reflect the current period’s presentation.

Progressive Waste Solutions Ltd. - June 30, 2011

	2011			2010
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$1.0054		$0.9708
March 31	$1.0290	$1.0142	$1.0142	$0.9846	$0.9607	$0.9607
June 30	$1.0370	$1.0334	$1.0237	$0.9429	$0.9731	$0.9669

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the impact of FX on selected results for the three and six months ended June 30, 2011.

					Three months ended
	June 30, 2010	June 30, 2011	June 30, 2011	June 30, 2011	June 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$299,582	$158,521	$458,103	$11,409	$469,512
Operating expenses	174,568	98,632	273,200	6,304	279,504
SG&A	41,187	8,050	49,237	1,141	50,378
Restructuring expenses	-	261	261	17	278
Amortization	43,096	21,861	64,957	1,510	66,467
Net gain on sale of capital assets	(369)	17	(352)	(4)	(356)
Operating income	41,100	29,700	70,800	2,441	73,241
Interest on long-term debt	8,244	7,988	16,232	310	16,542
Net foreign exchange loss (gain)	24	(54)	(30)	1	(29)
Net gain on financial instruments	(1,208)	746	(462)	33	(429)
Other expenses	34	540	574	35	609
Income before net income tax expense and
net loss from equity accounted investee	34,006	20,480	54,486	2,062	56,548
Net income tax expense	14,150	5,230	19,380	539	19,919
Net loss from equity accounted investee	21	(1)	20	2	22
Net income	$19,835	$15,251	$35,086	$1,521	$36,607

Adjusted EBITDA(A)	$88,598	$43,880	$132,478	$3,786	$136,264
Adjusted operating income(A)	$45,871	$22,003	$67,874	$2,279	$70,153
Adjusted net income(A)(1)	$23,364	$8,775	$32,139	$1,401	$33,540
Free cash flow(B)	$44,166	$18,697	$62,863	$1,913	$64,776
Note:
(1)           Prior period amounts have been adjusted to reflect the current period’s presentation.

Progressive Waste Solutions Ltd. - June 30, 2011

					Six months ended
	June 30, 2010	June 30, 2011	June 30, 2011	June 30, 2011	June 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$563,624	$308,258	$871,882	$20,480	$892,362
Operating expenses	325,637	189,481	515,118	11,191	526,309
SG&A	80,978	25,397	106,375	2,610	108,985
Restructuring expenses	-	1,063	1,063	62	1,125
Amortization	82,613	43,885	126,498	2,788	129,286
Net gain on sale of capital assets	(431)	(1,339)	(1,770)	(9)	(1,779)
Operating income	74,827	49,771	124,598	3,838	128,436
Interest on long-term debt	16,181	16,297	32,478	582	33,060
Net foreign exchange loss (gain)	54	(88)	(34)	2	(32)
Net gain on financial instruments	(1,750)	(604)	(2,354)	(1)	(2,355)
Other expenses	58	694	752	43	795
Income before net income tax expense and
net loss from equity accounted investee	60,284	33,472	93,756	3,212	96,968
Net income tax expense	23,693	12,595	36,288	949	37,237
Net loss from equity accounted investee	46	(22)	24	2	26
Net income	$36,545	$20,899	$57,444	$2,261	$59,705

Adjusted EBITDA(A)	$164,539	$88,037	$252,576	$6,785	$259,361
Adjusted operating income(A)	$82,357	$45,492	$127,849	$4,005	$131,854
Adjusted net income(A)(1)	$42,048	$17,153	$59,201	$2,438	$61,639
Free cash flow(B)	$86,026	$45,902	$131,928	$3,415	$135,343
Note:
(1)           Prior period amounts have been adjusted to reflect the current period’s presentation.

Progressive Waste Solutions Ltd. - June 30, 2011

Management’s Discussion
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Segment Highlights – expressed on a reportable basis, which excludes the acquisition of WSI on prior period amounts

			Three months ended June 30
	2010	2011	Change	2011	Change
	(as reported)	(holding FX constant with the comparative period)	(2011 holding FX constant with the comparative period less 2010 as reported)	(as reported)	(2011 as reported less 2010 as reported)

Revenues	$299,582	$458,103	$158,521	$469,512	$169,930
Canada	$117,697	$185,325	$67,628	$196,734	$79,037
U.S. south	$93,406	$179,177	$85,771	$179,177	$85,771
U.S. northeast	$88,479	$93,601	$5,122	$93,601	$5,122

Operating expenses	$174,568	$273,200	$98,632	$279,504	$104,936
Canada	$61,339	$102,519	$41,180	$108,823	$47,484
U.S. south	$57,325	$108,828	$51,503	$108,828	$51,503
U.S. northeast	$55,904	$61,853	$5,949	$61,853	$5,949

SG&A (as reported)	$41,187	$49,237	$8,050	$50,378	$9,191
Canada	$10,137	$14,716	$4,579	$15,649	$5,512
U.S. south	$10,030	$17,687	$7,657	$17,687	$7,657
U.S. northeast	$7,109	$7,614	$505	$7,614	$505
Corporate	$13,911	$9,220	$(4,691)	$9,428	$(4,483)

EBITDA(A) (as reported)	$83,827	$135,666	$51,839	$139,630	$55,803
Canada	$46,221	$68,090	$21,869	$72,262	$26,041
U.S. south	$26,051	$52,662	$26,611	$52,662	$26,611
U.S. northeast	$25,466	$24,134	$(1,332)	$24,134	$(1,332)
Corporate	$(13,911)	$(9,220)	$4,691	$(9,428)	$4,483

Adjusted SG&A	$36,416	$52,425	$16,009	$53,744	$17,328
Canada	$10,137	$14,716	$4,579	$15,649	$5,512
U.S. south	$10,030	$17,687	$7,657	$17,687	$7,657
U.S. northeast	$7,109	$7,614	$505	$7,614	$505
Corporate	$9,140	$12,408	$3,268	$12,794	$3,654

Adjusted EBITDA(A)	$88,598	$132,478	$43,880	$136,264	$47,666
Canada	$46,221	$68,090	$21,869	$72,262	$26,041
U.S. south	$26,051	$52,662	$26,611	$52,662	$26,611
U.S. northeast	$25,466	$24,134	$(1,332)	$24,134	$(1,332)
Corporate	$(9,140)	$(12,408)	$(3,268)	$(12,794)	$(3,654)

Progressive Waste Solutions Ltd. - June 30, 2011

Segment Highlights (continued)

			Six months ended June 30
	2010	2011	Change	2011	Change
	(as reported)	(holding FX constant with the comparative period)	(2011 holding FX constant with the comparative period less 2010 as reported)	(as reported)	(2011 as reported less 2010 as reported)

Revenues	$563,624	$871,882	$308,258	$892,362	$328,738
Canada	$217,792	$348,174	$130,382	$368,654	$150,862
U.S. south	$181,206	$347,352	$166,146	$347,352	$166,146
U.S. northeast	$164,626	$176,356	$11,730	$176,356	$11,730

Operating expenses	$325,637	$515,118	$189,481	$526,309	$200,672
Canada	$111,634	$190,261	$78,627	$201,452	$89,818
U.S. south	$110,392	$209,110	$98,718	$209,110	$98,718
U.S. northeast	$103,611	$115,747	$12,136	$115,747	$12,136

SG&A (as reported)	$80,978	$106,375	$25,397	$108,985	$28,007
Canada	$19,555	$29,497	$9,942	$31,233	$11,678
U.S. south	$19,869	$34,470	$14,601	$34,470	$14,601
U.S. northeast	$14,863	$15,761	$898	$15,761	$898
Corporate	$26,691	$26,647	$(44)	$27,521	$830

EBITDA(A) (as reported)	$157,009	$250,389	$93,380	$257,068	$100,059
Canada	$86,603	$128,416	$41,813	$135,969	$49,366
U.S. south	$50,945	$103,772	$52,827	$103,772	$52,827
U.S. northeast	$46,152	$44,848	$(1,304)	$44,848	$(1,304)
Corporate	$(26,691)	$(26,647)	$44	$(27,521)	$(830)

Adjusted SG&A	$73,448	$104,188	$30,740	$106,692	$33,244
Canada	$19,555	$29,497	$9,942	$31,233	$11,678
U.S. south	$19,869	$34,470	$14,601	$34,470	$14,601
U.S. northeast	$14,863	$15,761	$898	$15,761	$898
Corporate	$19,161	$24,460	$5,299	$25,228	$6,067

Adjusted EBITDA(A)	$164,539	$252,576	$88,037	$259,361	$94,822
Canada	$86,603	$128,416	$41,813	$135,969	$49,366
U.S. south	$50,945	$103,772	$52,827	$103,772	$52,827
U.S. northeast	$46,152	$44,848	$(1,304)	$44,848	$(1,304)
Corporate	$(19,161)	$(24,460)	$(5,299)	$(25,228)	$(6,067)

Progressive Waste Solutions Ltd. - June 30, 2011

Revenues
Gross revenue by service type
(prepared on a reportable basis, which excludes WSI’s operations in the previously comparable quarter and year-to-date period)
The following tables compare gross revenues, which include intercompany revenues, for the three and six months ended June 30, 2011 to the comparative periods by service offering.  These tables have been prepared on a “reportable basis”, which excludes WSI’s results for the previously comparable periods.

	Three months ended June 30, 2011				Three months ended June 30, 2010
	Canada - stated in thousands of Canadian dollars ("C$")	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue

Commercial	$74,517	33.9	$84,288	27.0	$48,895	34.8	$49,048	23.4
Industrial	36,678	16.7	48,053	15.4	24,081	17.1	27,881	13.3
Residential	36,195	16.5	61,982	19.8	19,687	14.0	43,406	20.7
Transfer and disposal	56,994	26.0	100,397	32.1	40,235	28.6	76,838	36.6
Recycling and other	15,212	6.9	17,828	5.7	7,747	5.5	12,535	6.0
Gross revenues	$219,596	100.0	$312,548	100.0	$140,645	100.0	$209,708	100.0

Total collection	$162,602	74.0	$212,151	67.9	$100,410	71.4	$132,870	63.4
Transfer and disposal	56,994	26.0	100,397	32.1	40,235	28.6	76,838	36.6
Gross revenues	$219,596	100.0	$312,548	100.0	$140,645	100.0	$209,708	100.0

	Six months ended June 30, 2011				Six months ended June 30, 2010
	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue

Commercial	$146,918	36.0	$164,140	27.4	$94,152	36.4	$97,335	24.4
Industrial	68,790	16.9	89,767	15.0	43,316	16.7	51,641	13.0
Residential	65,815	16.1	122,542	20.5	36,267	14.0	87,094	21.9
Transfer and disposal	101,590	24.9	187,771	31.3	69,965	27.0	139,434	35.0
Recycling and other	24,705	6.1	34,779	5.8	15,203	5.9	22,761	5.7
Gross revenues	$407,818	100.0	$598,999	100.0	$258,903	100.0	$398,265	100.0

Total collection	$306,228	75.1	$411,228	68.7	$188,938	73.0	$258,831	65.0
Transfer and disposal	101,590	24.9	187,771	31.3	69,965	27.0	139,434	35.0
Gross revenues	$407,818	100.0	$598,999	100.0	$258,903	100.0	$398,265	100.0

Progressive Waste Solutions Ltd. - June 30, 2011

Gross revenue by service type
(prepared on a comparable basis, which includes WSI’s operations, net of divestitures, in the previously comparative quarter and year-to-date period)
The following tables compare gross revenues, which include intercompany revenues, for the three and six months ended June 30, 2011 to the comparative periods by service offering.  These tables have been prepared on a “comparable basis” as if WSI’s operations, net of divestitures, were combined with ours in the current and previously comparable periods.

	Three months ended June 30, 2011				Three months ended June 30, 2010
	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of C$ (2)	Canada - percentage of gross revenue	U.S. (2)	U.S. - percentage of gross revenue

Commercial	$74,517	33.9	$84,288	27.0	$70,423	33.6	$73,529	26.6
Industrial	36,678	16.7	48,053	15.4	36,742	17.5	40,265	14.5
Residential	36,195	16.5	61,982	19.8	34,945	16.7	53,901	19.5
Transfer and disposal	56,994	26.0	100,397	32.1	53,149	25.4	90,816	32.8
Recycling and other	15,212	6.9	17,828	5.7	14,135	6.8	18,234	6.6
Gross revenues	$219,596	100.0	$312,548	100.0	$209,394	100.0	$276,745	100.0

Total collection	$162,602	74.0	$212,151	67.9	$156,245	74.6	$185,929	67.2
Transfer and disposal	56,994	26.0	100,397	32.1	53,149	25.4	90,816	32.8
Gross revenues	$219,596	100.0	$312,548	100.0	$209,394	100.0	$276,745	100.0
Note:
(2)           Prior period amounts have been adjusted for divestitures and have been adjusted to conform to the current period’s presentation.

	Six months ended June 30, 2011				Six months ended June 30, 2010
	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of C$ (2)	Canada - percentage of gross revenue	U.S. (2)	U.S. - percentage of gross revenue

Commercial	$146,918	36.0	$164,140	27.4	$136,837	35.5	$146,050	27.5
Industrial	68,790	16.9	89,767	15.0	67,491	17.6	76,124	14.4
Residential	65,815	16.1	122,542	20.5	64,415	16.8	107,333	20.3
Transfer and disposal	101,590	24.9	187,771	31.3	94,033	24.5	167,802	31.7
Recycling and other	24,705	6.1	34,779	5.8	21,519	5.6	32,420	6.1
Gross revenues	$407,818	100.0	$598,999	100.0	$384,295	100.0	$529,729	100.0

Total collection	$306,228	75.1	$411,228	68.7	$290,262	75.5	$361,927	68.3
Transfer and disposal	101,590	24.9	187,771	31.3	94,033	24.5	167,802	31.7
Gross revenues	$407,818	100.0	$598,999	100.0	$384,295	100.0	$529,729	100.0
Note:
(2)           Prior period amounts have been adjusted for divestitures and have been adjusted to conform to the current period’s presentation.

Progressive Waste Solutions Ltd. - June 30, 2011

Gross revenue growth or decline components – expressed in percentages and excluding FX
(prepared on a comparable basis – 2011 only)
The tables below have been prepared on a “comparable basis” as outlined above.  However, component percentages presented for 2010 have not been prepared on a comparable basis and accordingly do not include WSI’s results.
	Three months ended June 30, 2011		Three months ended June 30, 2010
	Canada	U.S.	Canada (3)	U.S. (3)

Price
Price	2.2	1.6	3.9	3.1
Fuel surcharges	1.3	1.2	0.9	0.4
Total price growth	3.5	2.8	4.8	3.5

Volume	1.4	(0.6)	7.2	3.4
Total organic gross revenue growth	4.9	2.2	12.0	6.9

Acquisitions	-	10.7	7.8	1.3
Total gross revenue growth	4.9	12.9	19.8	8.2
Note:
(3)           Prior period amounts have been adjusted to conform to the current period’s presentation.

	Six months ended June 30, 2011		Six months ended June 30, 2010
	Canada	U.S.	Canada (3)	U.S. (3)

Price
Price	2.5	1.6	4.6	3.2
Fuel surcharges	1.1	1.1	0.9	0.1
Total price growth	3.6	2.7	5.5	3.3

Volume	1.2	-	8.0	2.3
Total organic gross revenue growth	4.8	2.7	13.5	5.6

Acquisitions	1.3	10.4	5.4	1.8
Total gross revenue growth	6.1	13.1	18.9	7.4
Note:
(3)           Prior period amounts have been adjusted to conform to the current period’s presentation.

Three months ended
The increase in Canadian segment gross revenues, presented on a “comparable basis”, is approximately C$10,000.  Our Canadian segment delivered price growth in every service line.  While we experienced a comparable increase in landfill volumes this quarter, the second quarter didn’t deliver all the volumes we anticipated.  We attribute lower than expected landfill volumes to weather, and the related delay in the expected seasonal uptick.  We continue to be optimistic that we will fully recoup these volumes over the balance of the year.  As in the first quarter, industrial volumes fell short of the mark set in the prior period, while all other service lines delivered organic volume growth.  Rising diesel fuel prices also contributed to the increase in comparable fuel surcharges recorded to revenues.

On a comparable basis, gross revenues in the U.S. south increased approximately $31,400.  This growth was primarily attributable to acquisitions.  However, higher total price and volumes also contributed to this segments overall quarterly performance.  Our U.S. south segment enjoyed stronger pricing across all service lines compared to the same period a year ago.  Total volume growth was due in large part to gains in our transfer and disposal service lines, while volume changes in all other service lines weren’t meaningful in isolation or in aggregate.  Higher fuel surcharges also contributed to gross revenue growth quarter over quarter.

Progressive Waste Solutions Ltd. - June 30, 2011

Gross revenues in our U.S. northeast segment increased as well, approximately $4,400.  The increase in U.S. northeast gross revenue is largely attributable to acquisitions.  Price also contributed to overall gross revenue growth while volume declines were a headwind in the quarter.  Pricing was up across all service lines, with the exception of industrial pricing which was down slightly from prior year levels.  Comparatively, landfill volumes showed continued strength, however we saw a softening of construction and demolition volumes in the second half of this quarter.  All other service lines experienced comparative volume declines.  The most notable volume decline was in our recycling service line.  One of our material recovery facilities has been off line since the first quarter of the year causing us to use third party facilities.  We expect our facility to be fully operational in August 2011.  The loss of certain residential contracts, increasing competitive pressures and economic weakness in this segment represent the root causes for the balance of the decline in volumes.  Fuel surcharges increased marginally on a comparative basis.

Six months ended
Prepared on a comparable basis, the increase in Canadian segment gross revenues is approximately C$23,300.  Year-to-date, we enjoyed price growth across all service lines.  As mentioned above, industrial volumes fell short of prior year levels, related largely to a slower than expected seasonal uptick.  Weather was also an impediment to gross revenue growth from landfill volumes, however, we expect these shortfalls to be recovered over the balance of the year.  All other service lines delivered comparative volume growth, through a combination of both organic and acquisition growth.  Rising diesel fuel prices also contributed to the increase in comparable fuel surcharges recorded as revenue.

On a comparable basis, U.S. south segment gross revenues increased approximately $59,000.  Acquisitions, coupled with higher overall base business pricing, volumes and fuel surcharges all contributed to the year-to-date growth in gross revenues.  All service lines in our U.S. south segment enjoyed pricing growth.  A residential contract loss was the primary contributor to the decline in comparative residential volumes, and except for our industrial service line, we enjoyed comparative volume growth in all other service lines.  The increase in diesel fuel prices spurred the increase in comparative fuel surcharges.

Year-to-date gross revenue increased in our U.S. northeast segment, approximately $10,300.  The principal reasons for the increase are consistent with those outlined above for the three months ended.  Acquisitions, price, and fuel surcharges were the primary contributors to this segments gross revenue growth, partially offset by declines in comparative volumes.

Operating expenses
Three and six months ended
In total, the comparative increase in operating expenses is due principally to our mix of business acquired from WSI and other “tuck-in” acquisitions, and is also due in part to FX, higher fuel costs and higher overall collected waste volumes in our pre-existing base business.  Acquisitions are the primary reasons for the increases in current period disposal, labour, vehicle and insurance costs, which increased approximately $50,400, $31,700, $26,600 and $2,500, respectively.  On the year, higher disposal, labour, vehicle operating and insurance costs, increased approximately $78,800, $60,800, $49,300 and $5,200, respectively, and these increases were also attributable to acquisitions.  Commodity rebates were an additional contributor to the increase resulting from higher comparative commodity pricing which impacted our U.S. northeast and Canadian businesses for both periods.  Moreover, the rising price of fuel also contributed to higher operating expenses in the current and year-to-date periods.

Looking at Canada in isolation, Canadian operating expenses increased significantly in the quarter and year-to-date periods.  The acquisition of WSI, FX, higher fuel costs, higher collected waste volumes and commodity rebates were all contributors to the comparative increases.  As a percentage of reportable revenues, operating expenses in Canada were 55.3% on the quarter and 54.6% year-to-date, compared to 52.1% and 51.3% in the same periods in 2010, respectively.  While the comparative increases are due largely to the acquisition of WSI, and mix of revenues acquired, fuel costs have also contributed to the rise in operating costs relative to reportable revenues.  Removing fuel surcharges from reportable revenues for both the current and comparative year-to-date periods, and a like amount from operating expenses, results in a comparative operating margin improvement of 50 basis points for both periods.  Excluding the impact of fuel, operating expenses were slightly higher than expected in the current quarter, due in large part to not realizing integration efficiencies as quickly as predicted.  Regardless, we believe we have effectively addressed these inefficiencies and we don’t expect them to repeat in the third and fourth quarters of the year.

Progressive Waste Solutions Ltd. - June 30, 2011

The mix of revenues acquired on our acquisition of WSI, coupled with other “tuck-in” acquisitions, also impacted operating expenses as a percentage of reportable revenues in our U.S. south segment.  However, unlike Canada, the impact was favourable.  As a percentage of reportable revenues, operating expenses in our U.S. south segment were 60.7% on the quarter and 60.2% year-to-date, compared to 61.4% and 60.9% in the comparative periods, respectively.  Lower relative labour and vehicle operation and repair costs in both periods are the primary reasons for the improved comparative performances, partially offset by increasing fuel costs.  As outlined above in the Canadian segment discussion, removing the impact of fuel surcharges from reportable revenues, and a like amount from operating expenses, for both the current and comparative year-to-date periods, results in a comparative operating margin improvement of 80 and 70 basis points for the three and six month periods ended, respectively.

On a comparative basis, the U.S. northeast region experienced an increase in its cost of operations relative to reportable revenues.  The marked increase in operating costs, relative to revenues, is due to higher disposal which is attributable to higher transportation and related disposal costs incurred for special wastes disposed of at third-party sites.  The increase in disposal costs is also on account of the change in revenue mix attributable to “tuck-in” acquisitions which introduced more collection operations in this segment.   Vehicle operating costs is the other main area which contributed to increasing operating costs.  The increase in vehicle operating costs is a function of both increasing fuel prices and mix of service offering due to “tuck-in” acquisitions.  Removing the impact of fuel surcharges from revenues and operating expenses on a comparative current quarter and year-to-date basis, had a negligible impact on operating margins in both periods.  Finally, we experienced higher leachate disposal costs in the quarter and year-to-date, due to weather and higher comparative costs of disposal.

SG&A expenses
Three and six months ended
Excluding the impact of FX, approximately $1,100 and $2,600 for the three and six months ended, respectively, the comparable increase is due in large part to our acquisition of WSI and other “tuck-in” acquisitions, coupled with organic growth.

The impact of acquisitions is the primary contributor to the increases in salaries and facility costs.  In the current quarter, salaries in total increased approximately $9,100, while facility costs increased approximately $2,300.  On a year-to-date basis, salaries were up approximately $18,600 and facility cost increases represented approximately $5,400 of the change.  We recovered approximately $3,800 from fair value changes in stock options in the quarter, but on a year-to-date basis we have recognized an expense of approximately $1,500.  As a percentage of reportable revenues, SG&A expense, expressed on an adjusted basis, is 11.4% and 12.0% for the quarter and year-to-date periods, respectively, compared to 12.2% and 13.0% in the same respective periods a year ago.  These changes represent an 80 and 100 basis improvement over the respective periods in the prior year.  Rationalizing personnel and operating locations since our acquisition of WSI, is the primary reason for the comparative improvement.

Corporate SG&A includes certain executive costs, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions.  Corporate SG&A also includes transaction and related costs and fair value changes to stock options.  On a comparative basis, transaction and related costs declined approximately $1,600 quarter over quarter and approximately $3,300 year-to-date.  In the prior periods, acquisition costs were incurred principally in anticipation of closing the WSI acquisition which we completed on July 2, 2010.  We did not replicate an acquisition of this size in either the second quarter or year-to-date periods ended June 30, 2011, which accounts for the comparative decline in acquisition and related costs.  Fair value movements in stock options also contributed to the comparative change in corporate SG&A.  In the current period, we recognized approximately $6,500 less of expenses, while expenses on a year-to-date basis were down approximately $1,900.  As outlined above, a portion of both the increase in salaries and facility costs are attributable to corporate, as is a portion of FX.  Higher salaries and facility costs, including FX and totaling approximately $2,500, partially offset the comparative current quarter declines in both transaction and related costs and fair value movements in stock options.  Higher comparative travel expense and professional fees also increased on a comparative basis, which is once again due principally to our acquisition of WSI.  On a year-to-date basis, the portion of higher salaries and facility costs, including FX, attributable to corporate amounted to $5,700.

Progressive Waste Solutions Ltd. - June 30, 2011

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide disclosure similar to that provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.

Free cash flow(B) - cash flow approach

	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change

Cash generated from operating activities
(from statement of cash flows)	$92,632	$81,196	$11,436	$147,286	$125,236	$22,050

Operating and investing
Stock option (recovery) expense	(3,824)	2,679	(6,503)	1,520	3,440	(1,920)
Acquisition and related costs	458	2,092	(1,634)	773	4,090	(3,317)
Restructuring expenses	278	-	278	1,125	-	1,125
Other expenses	609	34	575	795	58	737
Changes in non-cash working capital items	19,059	(13,338)	32,397	53,692	1,752	51,940
Capital and landfill asset purchases	(44,407)	(28,521)	(15,886)	(69,816)	(48,604)	(21,212)

Financing
Net realized foreign exchange (gain) loss	(29)	24	(53)	(32)	54	(86)
Free cash flow(B)	$64,776	$44,166	$20,610	$135,343	$86,026	$49,317

Free cash flow(B) – adjusted EBITDA(A) approach

	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change

Adjusted EBITDA(A)	$136,264	$88,598	$47,666	$259,361	$164,539	$94,822

Restricted share expense	179	417	(238)	353	830	(477)
Capital and landfill asset purchases	(44,407)	(28,521)	(15,886)	(69,816)	(48,604)	(21,212)
Landfill closure and post-closure expenditures	(359)	(1,167)	808	(2,060)	(1,552)	(508)
Landfill closure and post-closure cost
accretion expense	1,276	882	394	2,545	1,762	783
Interest on long-term debt	(16,542)	(8,244)	(8,298)	(33,060)	(16,181)	(16,879)
Non-cash interest expense	1,362	716	646	2,715	1,425	1,290
Current income tax expense	(12,997)	(8,515)	(4,482)	(24,695)	(16,193)	(8,502)
Free cash flow(B)	$64,776	$44,166	$20,610	$135,343	$86,026	$49,317

Three and six months ended
Excluding FX, approximately $1,900 for the quarter and $3,400 year-to-date, free cash flow(B) increased over the comparative periods.  The acquisition of WSI contributed to our free cash flow(B) and adjusted EBITDA(A) growth on a comparative basis. In addition, we also realized improvements to free cash flow(B) and adjusted EBITDA(A) from both organic growth and other “tuck-in” acquisitions.  Higher debt levels resulting from our acquisition of WSI and other “tuck-in” acquisitions, coupled with higher interest rates in Canada and the U.S., partially offset adjusted EBITDA(A) improvements in both periods.  Capital and landfill asset purchases were also higher on a comparative basis, due in large part to the acquisition of WSI, other “tuck-in” acquisitions and organic growth.  While proportional capital and landfill asset purchases were lower in the first quarter of the year, second quarter purchases were on pace with the same period a year ago.  Proportionately, year-to-date spending is slightly behind last year’s mark due the timing of spend and contract wins.  Cash taxes have also increased in both the current and year-to-date periods comparatively.  The increase is most pronounced for our Canadian business due to organic business growth and the acquisition of WSI.  WSI’s Canadian operations had no meaningful loss carryforwards to shelter income subject to tax.

Progressive Waste Solutions Ltd. - June 30, 2011

Capital and landfill purchases
Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended June 30			Six months ended June 30
	2011	2010	Change	2011	2010	Change

Replacement	$33,019	$19,943	$13,076	$51,061	$31,842	$19,219
Growth	11,388	8,578	2,810	18,755	16,762	1,993
Total	$44,407	$28,521	$15,886	$69,816	$48,604	$21,212
Capital and landfill purchases - replacement
Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three and six months ended
In total, replacement expenditures increased comparatively in both the current quarter and year-to-date.  The increases are primarily concentrated in Canada which accounted for approximately $10,000 and $13,200 of the comparative quarter and year-to-date change, respectively.  The increase in second quarter replacement spending is due in large part to our purchase of a facility that we had previously leased, approximately $7,000.  The increase in replacement expenditures is also attributable to the timing of cell construction at our Lachenaie landfill which increased comparatively by approximately $1,200 and $2,300 for the three and six month periods ended, respectively.  As expected, the acquisition of WSI increased our base business profile.  Accordingly, vehicle expenditures represent the balance of the change for both the quarter and year-to-date periods in Canada, which is principally attributable to our larger business base, coupled with the timing of spend.

In the U.S., the second quarter increase in replacement expenditures is due to our larger base business profile, approximately $2,000, coupled with our investment in a facility in our U.S. south segment, approximately $1,000.  On a year-to-date basis, we attribute approximately $5,000 of the increase to our larger business base, with the balance due to our facility investment.

Capital and landfill purchases - growth
Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three and six months ended
Growth expenditures increased in both the quarter and year-to-date periods.  Higher second quarter expenditures in our U.S. business is the primary cause for the increases.  Facility investment, approximately $1,000, coupled with spending for a municipal contract win, approximately $1,100, and business growth in both the U.S. south and northeast, were the primary contributors to the increase in growth expenditures.  Our Canadian business, experienced declines in both the current and year-to-date periods as a result of fewer contract wins.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

Progressive Waste Solutions Ltd. - June 30, 2011

Long-term debt
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Summary details of our long-term debt facilities at June 30, 2011 are as follows:
	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Condensed Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$-	$-
Revolving credit facility	$525,000	$329,000	$54,712	$141,288

U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$1,077,500	$823,500	$144,839	$109,161
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(4)	$194,000	$109,000	$-	$85,000
Other	$4,000	$4,000	$-	$-
Note:
(4)
IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities)
At June 30, 2011, funded long-term debt to EBITDA is as follows:

	June 30, 2011		December 31, 2010
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.86	3.28	1.91	3.20
Funded debt to EBITDA maximum	3.00	4.00	3.00	4.00
Canadian facility
On June 30, 2011, advances under our Canadian facility were C$329,000 and total letters of credit amounted to approximately C$54,700.  Available capacity at June 30, 2011, excluding the accordion, was approximately C$141,300 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.86 times.

We increased Canadian facility advances since December 31, 2010 by C$4,000.  Satisfaction of accrued dividends, income taxes payable, and payments on accrued management compensation amounts owing for 2010 are the primary reasons for the increase.  Advances were partially offset by repayments resulting from our application of excess free cash flow(B) to Canadian facility borrowings.

Effective July 15, 2011, we amended pricing on our Canadian facility.  Pricing on advances drawn under the facility declined by 62.5 basis points.  Pricing ranges from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over Bankers’ Acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit decreased by similar amounts and pricing ranges from 150 to 275 basis points.  Standby fees declined between 15 and 17.5 basis points, and pricing ranges from 37.5 to 68.8 basis points, while non-financial letters of credit decreased between 41.3 and 41.7 basis points.  All other significant terms remain unchanged.

U.S. facility

On June 30, 2011, advances under our U.S. facility were $823,500 and total letters of credit amounted to approximately $144,800.  Available capacity under the facility at June 30, 2011, excluding the accordion, was approximately $109,200 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.28 times.

Progressive Waste Solutions Ltd. - June 30, 2011

The increase in U.S. facility advances since December 31, 2010 totals $62,500 and is due in part to the purchase of 1,000 shares in the secondary public offering at a cost of $23,500.  We also completed “tuck-in” acquisitions in the period for total cash consideration of approximately $89,700.  These amounts were partially offset by debt repayments from excess free cash flow(B).

Effective July 7, 2011, we entered into a Second Amended and Restated Senior Secured Revolving Credit Facility (the “amended U.S. facility”).  By entering into the amended U.S. facility we increased the total commitment to $1,377,500, which is up from $1,250,000.  Available lending under the amended U.S. facility is $1,122,500, up $45,000 from $1,077,500, and the facility has an “accordion feature” equal to $255,000.  Had the amended U.S. facility been in place effective June 30, 2011, available capacity would have been $154,161.  Pricing declined on advances drawn under the facility by 75 basis points.  Pricing ranges from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit are 175 to 250 basis points which represents a decline of 75 basis points from previous pricing points.  Fronting fees of 12.5 basis points on financial letters of credit are payable at all pricing levels.  Standby fees declined by 12.5 basis points and range from 25 to 50 basis points.  All other significant terms remain unchanged.

Long-term debt to pro forma adjusted EBITDA(A)
Our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is 2.64 times.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this press release are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the condensed consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Progressive Waste Solutions Ltd. - June 30, 2011

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the condensed consolidated statement of operations and comprehensive income or loss beginning with operating income before restructuring expenses, amortization and net gain or loss on sale of capital assets and ending with net income and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations.  A reconciliation between operating income and adjusted EBITDA is provided in the table that follows.  Adjusted operating income and adjusted net income are also presented in the reconciliation below.

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Operating income	$73,241	$41,100	$128,436	$74,827
Transaction and related costs - SG&A	458	2,092	773	4,090
Fair value movements in stock options - SG&A	(3,824)	2,679	1,520	3,440
Restructuring expenses	278	-	1,125	-
Adjusted operating income	70,153	45,871	131,854	82,357
Net (gain) or loss on sale of capital assets	(356)	(369)	(1,779)	(431)
Amortization	66,467	43,096	129,286	82,613
Adjusted EBITDA	$136,264	$88,598	$259,361	$164,539

Net income	$36,607	$19,835	$59,705	$36,545
Transaction and related costs - SG&A	458	2,092	773	4,090
Fair value movements in stock options - SG&A	(3,824)	2,679	1,520	3,440
Restructuring expenses	278	-	1,125	-
Net (gain) or loss on financial instruments	(429)	(1,208)	(2,355)	(1,750)
Other expenses	609	34	795	58
Net income tax expense or recovery	(159)	(68)	76	(335)
Adjusted net income	$33,540	$23,364	$61,639	$42,048

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared, and is therefore unlikely to be comparable to similar measures used by other companies.  The purpose of presenting this non-GAAP measure is to provide similar disclosures to other U.S. publicly listed companies in the waste industry.  We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this press release have the meaning set out in this note.

About Progressive Waste Solutions Ltd.
As North America’s third largest full-service waste management company, we provide non-hazardous solid waste collection and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Progressive Waste Solutions Ltd. - June 30, 2011

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Wednesday, July 27, 2011, at 8:30 a.m. (ET) to discuss results for the three and six months ended June 30, 2011.  Participants may listen to the call by dialling 1-888-300-0053, conference ID 80077337, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Wednesday, August 10, 2011, at midnight, and can be accessed by dialling 1-800-642-1687, conference ID 80077337.  International or local callers can access the replay by dialling 706-645-9291.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. - June 30, 2011

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)
Condensed Consolidated Balance Sheets
June 30, 2011 (unaudited) and December 31, 2010 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	June 30, 2011	December 31, 2010

ASSETS

CURRENT
Cash and cash equivalents	$12,891	$13,406
Accounts receivable	242,125	207,098
Other receivables	480	472
Prepaid expenses	34,739	27,254
Restricted cash	446	434
Other assets	3,248	1,928
	293,929	250,592

OTHER RECEIVABLES	599	806

FUNDED LANDFILL POST-CLOSURE COSTS	9,473	8,949

INTANGIBLES	273,643	272,082

GOODWILL	1,140,873	1,081,868

LANDFILL DEVELOPMENT ASSETS	12,894	12,174

DEFERRED FINANCING COSTS	19,640	21,157

CAPITAL ASSETS	777,449	758,287

LANDFILL ASSETS	969,573	975,691

INVESTMENT IN EQUITY ACCOUNTED INVESTEE	4,221	4,117

OTHER ASSETS	3,703	4,764
	$3,505,997	$3,390,487

LIABILITIES

CURRENT
Accounts payable	$109,627	$100,181
Accrued charges	130,774	136,629
Dividends payable	15,662	15,296
Income taxes payable	6,026	14,425
Deferred revenues	18,234	20,378
Current portion of long-term debt	1,500	1,500
Landfill closure and post-closure costs	6,588	8,229
Other liabilities	5,550	6,091
	293,961	302,729

LONG-TERM DEBT	1,336,328	1,258,159

LANDFILL CLOSURE AND POST-CLOSURE COSTS	98,828	90,010

OTHER LIABILITIES	6,960	7,329

DEFERRED INCOME TAXES	99,396	85,665
	1,835,473	1,743,892

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued and outstanding - 120,759,034 (December 31, 2010 - 121,429,737))	1,864,930	1,878,286
Restricted shares (issued and outstanding - 67,150 (December 31, 2010 - 277,150))	(1,127)	(5,169)
Additional paid in capital	1,683	7,092
Deficit	(168,249)	(188,972)
Accumulated other comprehensive loss	(26,713)	(44,642)
Total shareholders' equity	1,670,524	1,646,595
	$3,505,997	$3,390,487

Progressive Waste Solutions Ltd. - June 30, 2011

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)
Condensed Consolidated Statements of Operations and Comprehensive Income
For the three and six months ended June 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except share and net income per share amounts)

	Three months ended		Six months ended
	2011	2010	2011	2010

REVENUES	$469,512	$299,582	$892,362	$563,624
EXPENSES
OPERATING	279,504	174,568	526,309	325,637
SELLING, GENERAL AND ADMINISTRATION	50,378	41,187	108,985	80,978
RESTRUCTURING	278	-	1,125	-
AMORTIZATION	66,467	43,096	129,286	82,613
NET GAIN ON SALE OF CAPITAL ASSETS	(356)	(369)	(1,779)	(431)
OPERATING INCOME	73,241	41,100	128,436	74,827
INTEREST ON LONG-TERM DEBT	16,542	8,244	33,060	16,181
NET FOREIGN EXCHANGE (GAIN) LOSS	(29)	24	(32)	54
NET GAIN ON FINANCIAL INSTRUMENTS	(429)	(1,208)	(2,355)	(1,750)
OTHER EXPENSES	609	34	795	58
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	56,548	34,006	96,968	60,284
INCOME TAX EXPENSE
Current	12,997	8,515	24,695	16,193
Deferred	6,922	5,635	12,542	7,500
	19,919	14,150	37,237	23,693
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	22	21	26	46
NET INCOME	36,607	19,835	59,705	36,545

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	4,780	(7,752)	18,754	(2,405)
Derivatives designated as cash flow hedges, net of income tax $2,683 and $848 (2010 - $811 and $695)	(4,980)	(1,506)	(1,573)	(1,339)
Settlement of derivatives designated as cash flow hedges, net of income tax ($271) and ($403) (2010 - $8 and $59)	503	(14)	748	(110)
COMPREHENSIVE INCOME	$36,910	$10,563	$77,634	$32,691

NET INCOME - CONTROLLING INTEREST	$36,607	$17,489	$59,705	$32,223
NET INCOME - NON-CONTROLLING INTEREST	$-	$2,346	$-	$4,322
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$36,910	$9,313	$77,634	$28,825
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$-	$1,250	$-	$3,866

Net income per weighted average share, basic	$0.30	$0.21	$0.49	$0.39
Net income per weighted average share, diluted	$0.30	$0.21	$0.49	$0.39
Weighted average number of shares outstanding (thousands), basic	120,748	82,383	121,220	82,363
Weighted average number of shares outstanding (thousands), diluted	120,748	93,431	121,220	93,431

Progressive Waste Solutions Ltd. - June 30, 2011

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)
Condensed Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

		Three months ended		Six months ended
	2011	2010	2011	2010

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$36,607	$19,835	$59,705	$36,545
Items not affecting cash
Restricted share expense	179	417	353	830
Accretion of landfill closure and post-closure costs	1,276	882	2,545	1,762
Amortization of intangibles	11,936	6,225	24,100	13,282
Amortization of capital assets	32,151	19,972	64,600	39,039
Amortization of landfill assets	22,380	16,899	40,586	30,292
Interest on long-term debt (amortization of deferred financing costs)	1,362	716	2,715	1,425
Net gain on sale of capital assets	(356)	(369)	(1,779)	(431)
Net gain on financial instruments	(429)	(1,208)	(2,355)	(1,750)
Deferred income taxes	6,922	5,635	12,542	7,500
Net loss from equity accounted investee	22	21	26	46
Landfill closure and post-closure expenditures	(359)	(1,167)	(2,060)	(1,552)
Changes in non-cash working capital items	(19,059)	13,338	(53,692)	(1,752)
Cash generated from operating activities	92,632	81,196	147,286	125,236
INVESTING
Acquisitions	(77,655)	(1,488)	(90,035)	(53,935)
Restricted cash deposits	(12)	(43)	(12)	(43)
Proceeds from other receivables	119	145	234	284
Funded landfill post-closure costs	(81)	(75)	(179)	(85)
Purchase of capital assets	(33,031)	(20,757)	(48,933)	(34,659)
Purchase of landfill assets	(11,376)	(7,764)	(20,883)	(13,945)
Proceeds from the sale of capital assets	777	626	3,450	690
Investment in landfill development assets	(2,495)	(678)	(3,117)	(942)
Cash utilized in investing activities	(123,754)	(30,034)	(159,475)	(102,635)
FINANCING
Payment of deferred financing costs	-	(2,064)	(1,020)	(2,065)
Proceeds from long-term debt	133,130	19,097	236,613	99,865
Repayment of long-term debt	(85,953)	(55,134)	(170,769)	(94,025)
Common shares issued, net of issue costs	-	(6)	-	(12)
Proceeds from the exercise of stock options	563	-	855	-
Repurchase of common shares	-	-	(23,500)	-
Dividends paid to share and participating preferred share holders	(15,594)	(11,364)	(31,023)	(22,584)
Cash generated from (utilized in) financing activities	32,146	(49,471)	11,156	(18,821)
Effect of foreign currency translation on cash and cash equivalents	93	(901)	518	(559)
NET CASH INFLOW (OUTFLOW)	1,117	790	(515)	3,221

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	11,774	7,422	13,406	4,991
CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,891	$8,212	$12,891	$8,212

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$12,891	$7,269	$12,891	$7,269
Cash equivalents	-	943	-	943
	$12,891	$8,212	$12,891	$8,212

Cash paid during the period for:
Income taxes	$16,349	$2,581	$31,392	$6,421

Progressive Waste Solutions Ltd. - June 30, 2011